Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Canetic Resources Trust (the "Trust")
1900, 255 - 5th Avenue S.W.
Calgary, Alberta  T2P 3G6

2.	Date of Material Change:

August 2, 2006

3.	News Release

A press release disclosing the nature and substance of the material change was issued on August 2, 2006 through the facilities of CCN Matthews and Canada Newswire.

4.	Summary of Material Change:

On August 2, 2006, Canetic Resources Inc. ("Canetic") entered into a purchase and sale agreement (the "Acquisition Agreement"), as well as certain related agreements, with a privately owned U.S. based oil and gas company and certain of its affiliates (collectively, the "Vendors"), which provide for the acquisition (the "Acquisition") of certain petroleum and natural gas properties and related assets (the "Hoadley and B.C. Asssets"), through a series of steps which include the acquisition of the shares (the "Shares") of two holding companies (the "Holding Companies"), the material assets of which are interests in two partnerships which hold the Hoadley and B.C. Assets and the subsequent distribution of the Hoadley and B.C. Assets to Canetic out of such partnerships, for a purchase price (the "Purchase Price") of $930 million, subject to customary closing adjustments.  The Acquisition is expected to close by the end of August 2006 or such other date as Canetic and the Vendors may agree, and will have an effective date of June 1, 2006.  Canetic has paid a $50 million deposit (the "Deposit") to the Vendors in connection with the Acquisition.

5.	Full Description of Material Change:

Overview

On August 2, 2006, Canetic entered into the Acquisition Agreement, as well as certain related agreements, with the Vendors, which provide for the indirect acquisition of the Hoadley and B.C. Assets, through a series of steps which include the acquisition of the Shares of the Holding Companies, the material assets of which are interests in two partnerships which hold the Hoadley and B.C. Assets and the subsequent distribution of the Hoadley and B.C. Assets to Canetic out of such partnerships, for a Purchase Price of $930 million, subject to customary closing adjustments. The Acquisition is expected to close by the end of August 2006, or such other date as Canetic and the Vendors may agree, and will have an effective date of June 1, 2006. Canetic has paid the $50 million Deposit to the Vendors in connection with the Acquisition. Canetic is currently conducting due diligence (including title reviews) in respect of the Hoadley and B.C. Assets.

Hoadley and B.C. Assets

The Hoadley and B.C. Assets consist of oil, natural gas and natural gas liquids ("NGL") assets located in Alberta and northeastern British Columbia with production weighted approximately 86% natural gas and 14% light oil and NGL, which as at July 1, 2006 were producing approximately 81 million cubic feet ("mmcf") of natural gas equivalent per day (13,500 barrel of oil equivalent per day "boe/d"), before deduction of royalties owed to others (comprised of approximately 70.0 mmcf/d of natural gas and 1,830 barrels per day "bbls/d" of oil and NGL). Approximately 80% of the production from the properties is currently operated by the Vendors.  Management of Canetic believes that the Hoadley and B.C. Assets offer numerous low risk infill and development drilling locations and optimization opportunities to enhance production and reserves.

The Hoadley and B.C. Assets are estimated by AJM Petroleum Consultants ("AJM") to have approximately 53.3 million barrel of oil equivalent ("boe") of proved plus probable reserves effective April 1, 2006. Canetic has estimated that the Hoadley and B.C. Assets have approximately 40.1 million boe of proved plus probable reserves effective July 1, 2006. AJM's estimates are approximately 24% higher than Canetic's internal estimates when mechanically updated to July 1, 2006.

Included in the Hoadley and B.C. Assets are approximately 333,600 gross (230,000 net) acres of undeveloped land at an average 69% working interest.

A boe is determined by converting a volume of natural gas to barrels using the ratio of six thousand cubic feet ("mcf") to one barrel. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Closing Conditions, Deposit and Liability Arrangements

Conditions to closing of the Acquisition under the Acquisition Agreement include the following: the continued accuracy of representations and warranties and performance of covenants, other than breaches not exceeding $50 million in the aggregate; receipt of all necessary governmental approvals (including under the Competition Act (Canada)) and other customary pre-closing approvals; no material adverse change in respect of the Hoadley and B.C. Assets in excess of 10% of the base purchase price of $930 million; and the execution and delivery of the agreed upon forms of collateral agreements.

The Acquisition Agreement provides for Canetic to conduct certain title reviews and a mechanism for adjusting the Purchase Price should title defects exist which affect assets having an aggregate value equal to or in excess of 2.5% of the Purchase Price and entitles either the Vendors or Canetic to terminate the Acquisition Agreement if such title defects affect assets having an aggregate value in excess of 10% of the Purchase Price. In accordance with the terms of the Acquisition Agreement, if the Acquisition is completed, the Deposit (together with interest thereon) will be returned to Canetic. If the Acquisition does not occur due to a default by Canetic under the Acquisition Agreement, the Vendors will be entitled as their sole remedy to retain the Deposit (together with interest thereon) plus an additional amount of $43 million that Canetic has agreed to pay. If the closing does not occur due to a failure of the Vendors to satisfy certain closing conditions, the Deposit (together with interest thereon) will be returned to Canetic.

In connection with the Acquisition, the Vendors have agreed to indemnify Canetic in respect of certain liabilities that may arise out of Canetic's acquisition of the Shares, the Holding Companies and the Hoadley and B.C. Assets, including any breaches of the representations and warranties made by the Vendors, subject to certain exceptions. Certain of the Vendors' indemnities are subject to a minimum threshold of 2.5% and a minimum deductible of 1.25% of the Purchase Price with an aggregate cap of 50% of the Purchase Price. Other Vendors' indemnities are not subject to any minimum deductible or aggregate cap on liability.

Canetic has agreed to indemnify the Vendors in respect of certain liabilities arising out of the Acquisition Agreement, including any breaches of the representations and warranties of Canetic, subject to certain exceptions. In addition, Canetic has, in a manner consistent with typical industry practice, agreed to indemnify the Vendors after closing for certain liabilities which relate to the Hoadley and B.C. Assets, the Shares and the Holding Companies and for all past, present and future environmental liabilities for matters in connection with lands arising within the perimeter of the lands comprising the Hoadley and B.C. Assets, in each case, subject to certain limited exceptions.

Acquisition Financing

In conjunction with the Acquisition, the Trust has entered into an agreement to sell, on a bought deal basis, 18,060,000 subscription receipts (the "Subscription Receipts") at $22.15 per Subscription Receipt for gross proceeds of $400,029,000 and $200 million principal amount of convertible extendible unsecured subordinated debentures (the "Debentures"). The offering will be made through an underwriting syndicate co-led by BMO Capital Markets, TD Securities Inc. and CIBC World Markets Inc. and including National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Tristone Capital Inc. and HSBC Securities (Canada) Inc. (the "Underwriters"). The Trust has granted the Underwriters an option to purchase up to an additional 2,709,000 Subscription Receipts at the same offering price and an additional $30 million principal amount of Debentures for a period of 30 days following closing of the offering in the case of the over-allotment Debentures and not later than the earlier of (i) the 30th day following the closing of the offering, and (ii) the Termination Time (as defined below) in the case of the over-allotment Subscription Receipts. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on August 24, 2006.

Each Subscription Receipt represents the right to receive one trust unit of the Trust on the closing of the Acquisition. The proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition. If the Acquisition closes on or before September 30, 2006, the net proceeds will be released to the Trust and used to pay part of the purchase price of the Acquisition. If the Acquisition closes by September 30, 2006, holders of the Subscription Receipts will receive a payment equivalent to the amount of any cash distributions declared to unitholders for which record dates occur between the closing of the offering and the closing of the Acquisition. If the Acquisition fails to close by September 30, 2006, or the Acquisition is terminated at any earlier time (the "Termination Time"), the Trust will return to holders of Subscription Receipts the issue price and their pro rata entitlement to interest thereon.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 6.50%, a final maturity date, if extended, of December 31, 2011 and will be convertible into trust units of the Trust at a price of $26.55 per trust unit. The initial maturity date of the Debentures will be September 30, 2006, with an automatic extension to December 31, 2011 upon the closing of the Acquisition. If the Acquisition does not close on or before September 30, 2006, or if the Acquisition is terminated at any earlier time, the Debentures will mature on the initial maturity date. The Debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2006, representing accrued interest from closing of the offering to December 31, 2006.

Benefits of the Acquisition

In the opinion of management of Canetic, the Acquisition is expected to offer a number of financial and operational benefits, including the following:

•	accretive to the Trust's cash flow, reserves, production and net asset value per Unit and neutral to its reserve life index;

•	lowers the Trust's payout ratio to further enhance the sustainability of the Trust's current $0.23 per Unit monthly distribution;

•
attractive production and reserve acquisition costs of approximately $67,000 per flowing boe and $22.45 per boe of proved plus probable reserves. After adjusting for the value of undeveloped land, seismic and tax pools (internally estimated at approximately $140 million) the transaction metrics are $56,500 per flowing boe and $18.95 per boe of proved plus probable reserves;

•
a more balanced production mix through increased exposure to natural gas. As a result of the Acquisition, Canetic's production will be comprised of 53% of primarily light crude oil and NGL and 47% natural gas;

•	development of a significant new core area in northeast British Columbia that is complementary to Canetic's current operations at Fort St. John and Blackhawk;

•	substantial, concentrated, undeveloped land base of 230,000 net undeveloped acres with associated 2D and 3D seismic;

•
over 300 identified development drilling opportunities in both British Columbia and the Hoadley area of central Alberta, which will allow Canetic to continue its strategy of adding reserves and production through internal development and optimization. Improving gas prices may add a further 1,000 shallow gas opportunities in the Hoadley area;

•	coal bed methane potential in both the Horseshoe Canyon and Mannville formations;

•	operatorship of 80% of production and facilities infrastructure;

•
improves the quality of Canetic's asset base, allowing it to continue to rationalize non-core assets and further high grade the asset portfolio. The asset rationalization program also increases Canetic's future financial flexibility; and

•	adds large gas in place assets to existing large oil in place assets to further enhance Canetic's sustainability model through all points of the commodity cycle.

6.	Reliance on Subsection 7.1 (2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Executive Officer:

The name and business numbers of the executive officer of the Corporation who is knowledgeable of the material change and this report is:

David J. Broshko, Vice President, Finance and Chief Financial Officer
Canetic Resources Inc.
1900, 255 - 5th Avenue S.W.
Calgary, Alberta  T2P 3G6
Telephone: (403) 539-6300
Facsimile:  (403) 539-6499

9.	Date of Report:

DATED this 11th day of August, 2006.